Exhibit 99.1

NEWS RELEASE

Centerra Gold Announces Completion of Global Arrangement Agreement with Kyrgyzaltyn and the Government of the Kyrgyz Republic

Toronto, Canada, July 29, 2022: Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) today announced the closing of the previously announced global arrangement agreement (the “Arrangement Agreement”) with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Government of the Kyrgyz Republic relating to the disposition of Centerra’s ownership of the Kumtor mine and investment in the Kyrgyz Republic and the termination of Kyrgyzaltyn’s involvement with the Company (the “Transaction”).

As a result of the completion of the Transaction, Centerra has purchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for, among other things, Centerra’s 100% equity interest in its two Kyrgyz subsidiaries, and indirectly, the Kumtor mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor mine, including all reclamation and environmental obligations), and aggregate cash payments of approximately US$85 million (a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn). As contemplated by the Arrangement Agreement, the parties have, among other things, provided full and final releases of all claims related to the Kumtor mine. In addition, Kyrgyzaltyn’s two director nominees, Dushen Kasenov and Nurlan Kyshtobaev, have resigned from Centerra’s Board of Directors, and the Restated Shareholders Agreement between, among others, Centerra and Kyrgyzaltyn has terminated.

As a result of the purchase and cancellation of a total of 77,401,766 Centerra common shares previously held by Kyrgyzaltyn pursuant to the Transaction, the Company has 220,083,541 Centerra common shares outstanding as at the date hereof.

Further details on the terms of the Arrangement Agreement and the Transaction can be found in Centerra’s management information circular in respect of the special meeting of Centerra shareholders held on July 25, 2022 to approve the Transaction, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

1 University Avenue, Suite 1500 Toronto, ON M5J 2P1 tel 416-204-1953 fax 416-204-1954 www.centerragold.com	1

For more information:

Toby Caron

Treasurer and Director, Investor Relations

(416) 204-1694

toby.caron@centerragold.com

Shae Frosst

Manager, Investor Relations

(416) 204-2159

shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

1 University Avenue, Suite 1500 Toronto, ON M5J 2P1 tel 416-204-1953 fax 416-204-1954 www.centerragold.com	2